Columbia Funds Series Trust I - Semi-Annual N-SAR report for the period ending 5/31/10

Columbia Tax-Exempt Fund
(the "Fund")


Item 77C - Matters submitted to a vote of security holders:

On March 3, 2010, a special meeting of shareholders of Columbia Funds Series Trust I was held to consider the approval of several proposals
listed in the proxy statement for the meeting.   Proposal 1 and
Proposal 2 were voted on at the March 3, 2010 meeting of shareholders and Proposal 3 was voted on at an adjourned meeting of shareholders held on March 31, 2010. The results of shareholder meeting are as follows:


Proposal 1: A proposed Investment Management Services Agreement with Columbia Management Investment Advisers, LLC (formerly, RiverSource Investments, LLC) (CMIA) was approved as follows:

Votes For       Votes Against   Abstentions    Broker Non-Votes
1,529,341,778   56,055,507      47,952,756     259,444,681


Proposal 2: A proposal authorizing CMIA to enter into and materially amend subadvisory agreements for the Fund in the future, with the approval of the Trust's Board of Trustees, but without obtaining additional shareholder approval, was approved as follows:

Votes For       Votes Against   Abstentions    Broker Non-Votes
1,465,299,260   118,866,594     49,183,951     259,444,917


Proposal 3: Each of the nominees for trustees was elected to the Trust's Board of Trustees, each to hold office until he or she dies, resigns or is removed or, if sooner, until the next meeting of shareholders called for the purpose of electing trustees and until the election and qualification of his or her successor, as follows:

Trustee              Votes For        Votes Withheld    Abstentions
John D. Collins      30,977,072,412   859,827,038       0
Rodman L. Drake      30,951,179,004   885,720,446       0
Douglas A. Hacker    30,989,793,279   847,106,171       0
Janet Langford Kelly 30,999,020,814   837,878,636       0
William E. Mayer     16,291,139,483   15,545,759,967    0
Charles R. Nelson    30,997,700,700   839,198,750       0
John J. Neuhauser    30,988,095,661   848,803,789       0
Jonathan Piel        30,968,801,048   868,098,402       0
Patrick J. Simpson   30,999,065,030   837,834,420       0
Anne-Lee Verville    30,996,227,913   840,671,537       0


Item 77D/77Q1(b) - Policies with Respect to Securities Investments:
On March 30, 2010, a Form Type 485BOS, accession number 0001193125-10 -071576, post-effective amendment number 103 to the registration statement of Columbia Funds Series Trust I on behalf of the Fund was filed with the SEC. It is hereby incorporated by reference as part of the response to these Items 77D and 77Q1(b) of Form N-SAR. The post-effective amendment disclosed, among other things, certain changes that were made to the policies with respect to security investments of the Fund.

On April 30, 2010, a Form Type 497, accession number 0001193125-10 -102135, which included supplements dated May 1, 2010 to the registration statement of Columbia Funds Series Trust I, was filed with the SEC. These are hereby incorporated by reference as part of the response to these Items 77D and 77Q1(b) of Form N-SAR. The supplements disclosed, among other things, certain changes that were made to the entities serving as investment adviser, administrator, distributor, and transfer agent of the Fund upon the closing of the sale of a portion of the asset management business, including the business of managing the Fund, from Bank of America, N.A. to Ameriprise Financial, Inc. on April 30, 2010.


Item 77E - Legal Proceedings:

In June 2004, an action captioned John E. Gallus et al. v. American Express Financial Corp. and American Express Financial Advisors Inc. was filed in the United States District Court for the District of Arizona. The plaintiffs allege that they are investors in several American Express Company (now known as RiverSource) mutual funds and they purport to bring the action derivatively on behalf of those funds under the Investment Company Act of 1940. The plaintiffs allege that fees allegedly paid to the defendants by the funds for investment advisory and administrative services are excessive. The plaintiffs seek remedies including restitution and rescission of investment advisory and distribution agreements. The plaintiffs voluntarily agreed to transfer this case to the United States District Court for the District of Minnesota (the District Court). In response to defendants' motion to dismiss the complaint, the District Court dismissed one of plaintiffs' four claims and granted plaintiffs limited discovery. Defendants moved for summary judgment in April 2007. Summary judgment was granted in the defendants' favor on July 9, 2007. The plaintiffs filed a notice of appeal with the Eighth Circuit Court of Appeals (the Eighth Circuit) on August 8, 2007. On April 8, 2009, the Eighth Circuit reversed summary judgment and remanded to the District Court for further proceedings. On August 6, 2009, defendants filed a writ of certiorari with the U.S. Supreme Court (the Supreme Court), asking the Supreme Court to stay the District Court proceedings while the Supreme Court considers and rules in a case captioned Jones v. Harris Associates, which involves issues of law similar to those presented in the Gallus case. On
March 30, 2010, the Supreme Court issued its ruling in Jones v.
Harris Associates, and on April 5, 2010, the Supreme Court vacated the Eighth Circuit's decision in the Gallus case and remanded the case to the Eighth Circuit for further consideration in light of the Supreme Court's decision in Jones v. Harris Associates. On
June 4, 2010, the Eighth Circuit remanded the Gallus case to the District Court for further consideration in light of the Supreme Court's decision in Jones v. Harris Associates.

In December 2005, without admitting or denying the allegations, American Express Financial Corporation (AEFC, which is now known as Ameriprise Financial, Inc. (Ameriprise Financial)), entered into settlement agreements with the Securities and Exchange Commission
(SEC) and Minnesota Department of Commerce (MDOC) related to market timing activities. As a result, AEFC was censured and ordered to cease and desist from committing or causing any violations of certain provisions of the Investment Advisers Act of 1940, the Investment Company Act of 1940, and various Minnesota laws. AEFC agreed to pay disgorgement of $10 million and civil money penalties of $7 million. AEFC also agreed to retain an independent distribution consultant to assist in developing a plan for distribution of all disgorgement and civil penalties ordered by the SEC in accordance with various undertakings detailed at http://www.sec.gov/litigation/admin/ia-2451.pdf. Ameriprise Financial and its affiliates have cooperated with the SEC and the MDOC in these legal proceedings, and have made regular reports to the RiverSource Funds' Boards of Directors/Trustees.

Ameriprise Financial and certain of its affiliates have historically been involved in a number of legal, arbitration and regulatory proceedings, including routine litigation, class actions, and governmental actions, concerning matters arising in connection with the conduct of their business activities. Ameriprise Financial believes that the Funds are not currently the subject of, and that neither Ameriprise Financial nor any of its affiliates are the subject of, any pending legal, arbitration or regulatory proceedings that are likely to have a material adverse effect on the Funds or the ability of Ameriprise Financial or its affiliates to perform under their contracts with the Funds. Ameriprise Financial is required to make 10-Q, 10-K and, as necessary, 8-K filings with the Securities and Exchange Commission on legal and regulatory matters that relate to Ameriprise Financial and its affiliates. Copies of these filings may be obtained by accessing the SEC website at www.sec.gov.

There can be no assurance that these matters, or the adverse publicity associated with them, will not result in increased fund redemptions, reduced sale of fund shares or other adverse consequences to the Funds. Further, although we believe proceedings are not likely to have a material adverse effect on the Funds or the ability of Ameriprise Financial or its affiliates to perform under their contracts with the Funds, these proceedings are subject to uncertainties and, as such, we are unable to estimate the possible loss or range of loss that may result. An adverse outcome in one or more of these proceedings could result in adverse judgments, settlements, fines, penalties or other relief that could have a material adverse effect on the consolidated financial condition or results of operations of Ameriprise Financial.


Item 77Q1(e) - New or amended Registrant investment advisory contracts:

The Investment Management Services Agreement dated as of May 1, 2010 by and between Columbia Management Investment Advisers, LLC (formerly known as RiverSource Investments, LLC) and Columbia Funds Series Trust I, on behalf the Fund, is incorporated by reference to Post-Effective Amendment No. 105 to the Registration Statement of Columbia Funds Series Trust I on Form N-1A filed on May 28, 2010 (Accession No. 0000950130-10-001116).